April 6, 2020

Heath Thompson
Chief Executive Officer
AudioEye, Inc.
5210 E. Williams Circle, Suite 750
Tucson, AZ 85711

       Re: AudioEye, Inc.
           Registration Statement on Form S-3
           Filed April 1, 2020
           File No. 333-237545

Dear Mr. Thompson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Katherine Ashton, Esq.